# *Salomon Smith Barney Transportation Conference*

## *American Trans Air*



**George Mikelsons**
**Chairman and CEO**

**Ken Wolff**
**EVP and CFO**

## *November 14, 2002*

# Safe Harbor Statement

This presentation contains forward-looking statements and information that are based on management's current expectations as of the date of this document. When used herein, the words "anticipate," "believe," "estimate" and "expect" and similar expressions, as they relate to the Company's management, are intended to identify such forward-looking statements. Such forward-looking statements are subject to risks, uncertainties, assumptions and other factors that may cause the actual results of the Company to be materially different from those reflected in such forward looking statements. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, among others, the following: general economic factors affecting the industry and the Company; fuel prices; competition within the industry; changes in consumer preferences; regulatory changes; and economic conditions in key markets. Additional information containing factors that could cause actual results to differ from those in the forward-looking statements are contained in the Company's Form 10-K and other filings with the Securities and Exchange Commission.

# Where We Are



## ATA Holdings Corp.

- Entering the 30[th] Year of Business

  - Operating profits in all but 2 years

- Leading Market Share in Scheduled and Charter Service

  - # 1 Airline at Chicago-Midway and Indianapolis

  - # 1 US Charter Airline

  - # 1 Military Passenger Airline

- Re-fleeting to new aircraft with order for (39) B737-800, (12) B757-300 and (1) B757-200 aircraft

  - Youngest scheduled service fleet of any major airline

- Affordable Fare and Low-Cost Business Strategy

- 10[th] Largest Major Airline in the US

  - $1.2B - $1.3B in Revenue in 2002

- ATA has no net deliveries for 18 months beginning in 2003

## ATA Scheduled Service Completes Fleet Upgrade in 2002



## American Trans Air

- ATA's fleet was one of the oldest in the industry

- ATA has decreased its average fleet age by 62% since 2000 to now operate the youngest fleet in the industry

# New Aircraft Deliveries Modernizing Fleet

## Industry Fleet Age



# New Fleet Improving Costs, Operating Performance



### Performance Improvement

- Safety technology
    - Heads Up Display
    - Enhanced Ground Proximity Warning System
    - Traffic and Collision Avoidance System
    - Predictive wind shear
- Navigation technology
    - CAT IIIA
    - RNP 0.1
- ETOPS capable
- 70% decrease in aircraft reliability issues (737 vs. 727)

### Fleet Economics Improvement

- 51 new technology aircraft in fleet as of

  9/30/02;  56 by 12/31/02[1]

- Youngest scheduled service fleet in the industry

- B737-800W burns 45% less fuel than a B727-200 - a $188K savings[2] per aircraft per month

- 2 person cockpit

- Reduced maintenance expenditures



1  Includes 737-800, 757-200 & 757-300 aircraft
2  Assumes 305 hours of monthly utilization and 90 cents into-plane fuel price

7

- ATA's revenue diversity has benefited its performance since the 9/11 terrorist attacks

# ATA's Revenue Sources

## 2002 Airline Capacity



• ATA leads the majors in scheduled service passenger growth for the past 5 years

# Scheduled Service Growth Leads Industry Majors

## 5 Year Passenger Growth



Enplaned Passengers – 2002 (12 Months ended March) versus 1996 (12 Months ended March)

Source: Form 41

## Leading Market Share in Chicago-Midway and Indianapolis

### Chicago-Midway

**August 2002 Enplanements**



#1 Carrier:    **ATA        43%**
#2 Carrier:    Southwest  42%

### Indianapolis

**August 2002 Enplanements**



**ATA        15%**
Northwest 12%

10

# The Midway Alternative

*"Chicago-Midway Airport is up almost 10% in departures. It's served by fast-growing ATA and Southwest airlines."*
-USA Today September 10, 2002





Source: Onboard, 2002 TTM is Q2 2001 to Q1 2002, Chicago Airport Authority

## American Trans Air

- ATA holds leading market share in 25% of its markets out of all of Chicago

- ATA's average (unweighted) market share in the markets in which it competes is 72% for Midway and 24% for all of Chicago

# ATA #1 in Most Nonstop Midway Markets

| | Midway | | All Chicago | |
|---|---|---|---|---|
| | ATA Rank | Market Share | ATA Rank | Market Share |
| Boston | 1 | 89% | 10% | 3 |
| Washington DC - Reagan | 1 | 96% | 15% | 3 |
| Denver | 1 | 67% | 21% | 2 |
| Dallas-Forth Worth | 1 | 54% | 20% | 2 |
| Newark | 2 | 47% | 11% | 4 |
| Fort Lauderdale | 1 | 60% | 27% | 1 |
| Las Vegas | 1 | 43% | 18% | 2 |
| Los Angeles | 1 | 64% | 18% | 3 |
| LaGuardia | 1 | 97% | 20% | 3 |
| Orlando | 1 | 66% | 34% | 1 |
| Miami | 1 | 91% | 29% | 2 |
| Minneapolis - St. Paul | 2 | 32% | 17% | 3 |
| Philadelphia | 1 | 90% | 14% | 4 |
| Phoenix | 1 | 52% | 17% | 3 |
| Fort Myers | 1 | 95% | 37% | 1 |
| Seattle | 1 | 72% | 16% | 3 |
| San Francisco | 1 | 91% | 16% | 3 |
| San Juan | 1 | 98% | 24% | 3 |
| Sarasota | 1 | 99% | 80% | 1 |
| Tampa / St. Petersburg | 1 | 48% | 26% | 1 |

| Markets in which ATA is: | | | | |
|---|---|---|---|---|
| | #1 | 18 | | 5 |
| | #2 | 2 | | 4 |
| | #3 | - | | 9 |
| | #4 | - | | 2 |

Note: Figures as of Q1 2002

12

- ATA will take no net deliveries
  for the next 18 months - but
  because of its aircraft additions
  throughout 2002, capacity will
  grow 24% in 2003

# Scheduled Service Capacity



Source: ATA Holdings Corp., 8K filed October 29, 2002

# Improving Route Network



| | New Market | Chicago Non-Stop Market |
|---|---|---|
| May '02 | Chicago – Moline* | # 28 |
| June '02 | Chicago – Toledo* | # 29 |
| June '02 | Indianapolis – Los Angeles | |
| June '02 | Indianapolis – Chicago (737 added) | |
| July '02 | Chicago – Charlotte | # 30 |
| July '02 | Chicago – Flint* | # 31 |
| August '02 | Chicago – Cedar Rapids* | # 32 |
| August '02 | Chicago – Lexington* | # 33 |
| September '02 | Indianapolis – Phoenix | |
| September '02 | Indianapolis – New York (LGA) | |
| October '02 | Chicago – San Jose | # 34 |
| December '02 | Chicago – Montego Bay | # 35 |
| December '02 | Chicago – Puerto Vallarta | # 36 |
| February '03 | Los Angeles – St. Petersburg | |
| February '03 | San Francisco – St. Petersburg | |
| March '03 | Las Vegas – St. Petersburg | |

* Indicates Chicago Express Service

# New Midway is Customer-Friendly



- Expanded facility offers more frequencies and destinations

- International gates for Caribbean and Mexican destinations

- Expanded ticket counters and baggage claim

- Covered adjacent parking

- Modern business center

- Attractive shopping and dining center

- Moving walkways



# Where We Are Going

# ATSB Loan Provides Liquidity

- $168M loan guaranteed by the Air Transport Stabilization Board

- Six Year Term

- Amortizes after 12 Months

- Collateralized by aircraft, aviation parts, general equipment, and receivables

# "Our Action Plan Is A Three-Legged Stool"

1. Increase marketing efforts

2. Increase asset utilization / productivity

3. Cut costs

Quote: J. George Mikelsons – ATA Earnings Call, October 29, 2002

# Revenue and Marketing Initiatives

- Announced loyalty/frequent flyer program (September 30, 2002);

  *52,000 signed up through November 8, 2002*

- Simplified Fee and Charges

  - Administrative / Change Fee reduced to $50

  - Reaffirm current standby policy allowing same day travel at no charge

  - Reaffirm a policy that maintains ticket value when not used

  - Reaffirm no advance purchase, no minimum stay requirements

  - Top domestic fares capped at $299 each way

- New ad campaign emphasizing customer value

- Announced San Jose – CA, Montego Bay and Puerto Vallarta

# Higher Utilization Drives Incremental Contribution

## Low Fare Carriers' Daily Aircraft Utilization – Q3 2002



Notes: JetBlue and Frontier numbers are based on Q2 2002;  Southwest utilization is from the company website

*Approximate daily utilization; ATA utilization improvements are based upon additional 737 and 757-300 flying

# Increasing Asset Utilization

- Mid-day use of spare aircraft
  (inside turns – Midway to Minneapolis and Dallas Fort Worth)

- Wednesday flying on B757-300 from the West Coast to Hawaii

- Increased Midway Gate Utilization

- Overnight Flying from Tampa/St. Petersburg to Las Vegas,
  Los Angeles and San Francisco

# Cost Cutting Measures

- Voluntary work week reduction / leave of absence program

- Officer pay cut in Fall 2001 and continued in Fall 2002

- Pay freeze for all non-contract employees effective September 11, 2001 extended through 2003

- Reallocated contributions to employee insurance plans

- Received work rule flexibility from ALPA / AFA

- Negotiated concessionary terms for delayed delivery of aircraft and engines

- Renegotiated rates with various vendors for additional savings from hotels, handling, revenue management software and other contracted services

# RASM & CASM Trends



# ATA Value Proposition





Fly the **newest planes**

Featuring quality **in-flight service**

With a hub at **all-new Chicago-Midway**

Using **rapid passenger processing** technology

Offering **convenient** schedules to the biggest markets

*Priced for today's **value-conscious** consumers*



AMERICAN TRANS AIR